Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Rocky Mountain Chocolate Factory, Inc.	Colorado
Aspen Leaf Yogurt, LLC	Colorado
U-Swirl, Inc. (1)	Nevada
U-Swirl International, Inc.	Nevada

(1)   As of February 28, 2017, Rocky Mountain Chocolate Factory, Inc. holds a 39% interest in U-Swirl, Inc.